Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Company Summary	Domicile	Ownership	Voting

Zealand Pharma A/S subsidiaries
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US Inc.	United States	100%	100%
Encycle Therapeutics Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%

ZP Holding SPV K/S subsidiaries
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%